UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

Cadeler A/S

(Name of Subject Company (Issuer))

Cadeler plc

(Name of Filing Person (Offeror))

Ordinary Shares, par value DKK 1.00 per share

(Title of Class of Securities)

12738K109

(CUSIP Number of Class of Securities)

Puglisi & Associates

850 Library Ave., Suite 204

Newark, DE 19711

Tel.: (302)-738-6680

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Connie I. Milonakis Davis Polk & Wardwell London LLP The Whittington Building 4A Frederick’s Place London EC2R 8AB United Kingdom Tel.: +44-20-7418-1327	Alexander Simmonds Executive Vice President and Chief Legal Officer Cadeler A/S Kalvebod Brygge 43 DK-1560 Copenhagen Denmark Tel: +45 3246 3100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on September 22, 2026 (together with any amendments and supplements thereto, the “Schedule TO”), by Cadeler plc a public limited liability company incorporated under the laws of England and Wales (“NewCo” or the “Offeror”). This Schedule TO relates to the offer by the Offeror to exchange for each outstanding share of Cadeler A/S (“Cadeler”), with a nominal value of DKK 1.00 per share (each referred to as a “Cadeler Share”), including Cadeler Shares represented by American Depositary Shares each representing four (4) Cadeler Shares (which are referred to as “Cadeler ADSs”), validly tendered and not validly withdrawn in the offer, one (1) ordinary share of NewCo, with a nominal value $1.00 per share (each referred to as a “NewCo Share”, and such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated September 22, 2026 (the “Prospectus/Offer to Exchange”), and in the related letter of transmittal (the “Letter of Transmittal”), together with any amendments or supplements thereto, the “Offer”).

NewCo (named Cadeler Limited at the time of filing) filed with the SEC a Registration Statement on Form F-4 dated August 27, 2026 and NewCo (re-named Cadeler plc) filed Amendments No. 1 and 2 to the Registration Statement dated September 14, 2026 and September 18, 2026, respectively, relating to the Offer which became effective on September 22, 2026 (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange (which is a part of the Registration Statement) and the Letter of Transmittal, which are filed as Exhibits (a)(4) and (a)(1)(B), respectively, hereto. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by NewCo, is hereby expressly incorporated into this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The purpose of the Offer is to effect the redomiciliation of Cadeler from Denmark to the United Kingdom.

All information regarding the Offer as set forth in the Schedule TO, including all exhibits and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule TO.

Item 4, Items 6 through 8 and Item 11.

Item 4, Items 6 through 8 and Item 11 of the Schedule TO, to the extent such items incorporated by reference information contained in the Prospectus/Offer to Exchange, are hereby amended and supplemented by adding the following information:

At 5:00 p.m., Eastern time, on October 28, 2026, the Offer expired as scheduled and was not extended. Based on the preliminary count of the Offer tenders, the Offeror was advised that, as of the expiration of the Offer, a total of 355,254,085 Cadeler Shares (which include 11,156,931 Cadeler Shares represented by Cadeler ADSs) were validly tendered and not validly withdrawn in the Offer, representing approximately 92.02% of the total number of issued and outstanding Cadeler Shares at such date and time (excluding treasury shares). The number of Cadeler Shares validly tendered and not validly withdrawn in the Offer satisfied the Minimum Condition (as defined in the Prospectus/Offer to Exchange).

Subject to confirmation of the final results of the Offer, the Offeror will accept for exchange and promptly exchange all Cadeler Shares validly tendered and not validly withdrawn in the Offer.

On October 29, 2026, Cadeler issued a stock exchange announcement announcing the expiration and preliminary results of the Offer. A copy of the stock exchange announcement is attached as Exhibit (a)(5)(H) hereto and incorporated by reference herein.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(5)(H)	Announcement by NewCo regarding the preliminary results of the Offer, dated October 29, 2026 (incorporated by reference to NewCo’s filing pursuant to Rule 425 on October 29, 2026)
(a)(5)(I)	Announcement by NewCo regarding the planned suspension of trading in Cadeler Shares on the Oslo Stock Exchange, dated October 29, 2026 (incorporated by reference to NewCo’s filing pursuant to Rule 425 on October 29, 2026)

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2026

CADELER plc

By:	/s/ Alexander Simmonds
Name: Alexander Simmonds
Title: Company Secretary